Exhibit 99.2

chairman’s address

1 February 2007	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
Chairman’s address to the 2007
EIM and EGM
Finally, the occasion that we have all waited for, and worked so hard towards, for such a long time, is upon us.
Next week, with your support, we will put into effect unprecedented arrangements that are intended to achieve the dual goals of
•	Providing funds to allow payments to be made to Australians who now, and in the future, are affected by asbestos-related diseases caused by the products made by the former James Hardie subsidiaries, and, at the same time,

•	Allowing James Hardie to remain profitable, financially strong and able to fund growth.
While the final vote on our proposal regarding this funding arrangement is still ahead of us, I remain hopeful and, indeed, confident, that the Board will receive your support for this historic agreement and I think we can reflect with some pride on what it will achieve for those Australian asbestos disease sufferers and for you, our shareholders.
For those Australians who are at present dealing with illness or loss from an asbestos-related disease, I know there can be no real relief from the pain and grief. Compensation can never replace your loss. But it is still vital that appropriate monetary compensation flows to sufferers or their families.
In that context, it is important to remember that no proven claim has gone unpaid, initially by the former subsidiaries directly and, since 2001, under the MRCF.
To you, our shareholders, who are being asked to support this funding proposal, we have also sought to act in the interests of the company. I know you are aware that allowing James Hardie to remain profitable, financially strong and able to fund growth not only enhances our ability to provide the compensation funding, but also our ability to retain your support as investors.
To both these groups, I say that taking such a huge amount of time and effort to get this agreement right, in the face of populist calls for quick fixes, has been so important, because it is intended to last for a very long time. The patience of both groups is being rewarded through this historic proposal.
In the period between July 2004 when we made our formal submission to the Jackson Commission that we would put an additional funding proposal to shareholders and the end of last year, 11 companies in the United States alone have filed for bankruptcy as a result of asbestos liabilities that they cannot afford to meet, taking the total so far to some 76 US companies, costing over 80,000 jobs, and leaving countless claimants not receiving full compensation. Recently several major UK companies have met the same fate.

James Hardie is not among them — which should be of immense relief to all stakeholders. And while we can make no guarantees about the long-term viability of the fund or, indeed, our business, the implementation of the proposal we are putting to you should give all stakeholders, now and in the future, a great deal of confidence.
We have worked assiduously throughout this time to secure an arrangement by which we could realistically expect to make the necessary payments over a prolonged period of time and grow the company for the benefit of all stakeholders.
At the same time, through the tireless efforts of our management and employees, we have continued to build and strengthen the company’s business performance, increasing annual sales from US$981.9 million in 2004 to US$1,488.5 million last fiscal year. The single most important way to underpin the long term viability of the fund is to keep James Hardie strong and profitable.
As a result of applications made to the Australian Taxation Office, we have obtained private binding rulings that confirm that the amount of money paid to the fund, and which remains available to pay asbestos claimants, will not be eroded by tax. These rulings have been obtained for 40+ years — that is, the expected life of the fund.
Whilst our efforts in that regard received a lot of public attention, our persistence in respect of legal, administrative and other system costs for all claimants and defendants has gone largely unnoticed — but it has also benefited others more widely. As early as 2003, we raised with the NSW Government the issue of reducing these system costs as this was and is an important factor in the future affordability and sustainability of our funding proposal.
Our determination to eliminate unnecessary expenses eventually led the NSW Government to conduct a Review of Legal, Administrative and Other Costs in Dust Diseases Compensation Claims in late 2004.
As a result, the Government introduced significant changes to the asbestos claims resolution process which commenced on 1 July 2005
At the time, the State Government also announced that it would review the new system after its first year of operation. This review commenced in October 2006 and its findings were released on 16 January 2007. The report recommended that the new system continue without further significant amendment and that it be reviewed again, probably in mid-2008, when there is more available data on legal costs.
In the meantime, there are some key outcomes of importance from the most recent review:
•	the legislation which established the new claims resolution system in 2005 will be amended to explicitly note that its purpose is to improve efficiency by encouraging early settlement and reducing costs in resolving claims;

•	there will be more data collected on plaintiff and defendant legal costs and this will be published regularly, helping to identify areas for further reform to reduce costs; and

•	issues identified in the review will be considered again once more data is available and participants have fully adjusted to the new system.
Also receiving little attention — but of benefit to the wider community — is the fact that, James Hardie has committed A$5 million to medical research into asbestos related diseases, to be paid out over the next ten years, continuing what has been a long-standing area of community support by the company and its predecessors.
We have also committed to contribute to a public education campaign, in an effort to reduce the number of people who unwittingly expose themselves or their family members to the dangers of asbestos.
I intend to talk only briefly about the key features of the proposal set out in the Explanatory Memorandum sent to all holders in December as our CEO, Louis Gries will talk on this in a little more detail in a moment.

Your approval of the Amended and Restated Final Finding Agreement to be formally put to the Extraordinary General Meeting in Amsterdam next Wednesday will allow us to provide funds to a special purpose fund to compensate proven Australian personal injury asbestos claimants against certain former James Hardie Group subsidiaries.
The CEO of the fund — the Asbestos Injuries Compensation Fund (the AICF) — has already been appointed and will report to a Board comprising three directors appointed by James Hardie and two by the NSW Government.
Subject to the Cash Flow Percentage Cap (which I will talk about in a moment) the AICF will have a two-year rolling cash “buffer” and cash for one year’s payments, based on the annual actuarial assessment of expected claims for the next three years. This annual actuarial assessment will enable the projections to be regularly updated in line with the actual claims experience and the claims outlook.
There will be a Cash Flow Percentage Cap on the annual James Hardie payments to the AICF in all years except on the first payment — of A$184.3 million — which will be made shortly after we have received our expected successful vote from shareholders on the Agreement at the EGM next week.
The initial cap has been set at 35% of James Hardie’s net operating cash flow for the immediate preceding financial year. This level was determined during negotiations with the ACTU and the NSW Government and is designed to allow payments to proven claimants whilst endeavouring to protect the financial health of James Hardie.
Consistent with our original proposal to the Jackson Commission back in July 2004, an important underlying premise of the Agreement is that there will be no caps on payments by the AICF to individual claimants.
The structure means that — subject to the Annual Cash Flow Cap — there should be a maximum of approximately three years’ funding available in the AICF close to the start of each year which, during the course of the year, is expected to reduce to approximately two years of funding as claims are recognised and paid out. Subject again to the cap, the funding will then be topped up by James Hardie close to the start of the next year, so that it again represents approximately three years of projected claims based on the then current annual actuarial assessment.
This dynamic structure will assist the AICF funding to better reflect changes in the incidence of claims and/or changes in the financial performance of James Hardie.
For the record, however, I must note that — because the number of claimants and the amounts that the courts may award are uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the fund — no absolute assurance can be given that the fund will be able to meet all relevant claims against the former subsidiaries.
I would like to take this opportunity to record my thanks to all those who have worked tirelessly on both sides of the negotiations over so many years to achieve the remarkable agreement that we now put before you.
The determination, ingenuity and tenacity that have been expended in developing this agreement reflect what makes James Hardie such a successful company.
These are the same characteristics that led the company to develop a world-first cellulose fibre alternative building material to replace its asbestos products around 20 years ago.
They are the same features that helped it see the potential for this technology and spurred it to build a successful business in the huge North American market.
The success of both the technology and the North American business are at the very heart of this agreement, because they underpin its potential to last for over 40 years.

We have also been fortunate that all parties involved in developing this agreement have recognised that James Hardie’s continuing success is crucial to the long term security of the future payments.
As we stated in the EM, your Directors unanimously support the proposal, and each of us has voted our own holdings in favour of the resolution.
If — as I anticipate — holders agree with us and resolve to approve the implementation of the Amended and Restated Final Funding Agreement at next week’s meeting, I expect much of the talk to be about endings, and resolutions.
I would like to think it is as much about beginnings.
For any Australian who is unfortunate enough to be diagnosed with an asbestos related disease caused by products made by former group subsidiaries, I hope it will be the beginning of a time when they are no longer frightened by unnecessarily alarmist reports that there are no funds to pay them or that James Hardie will not pay them any due compensation awarded to them.
For employees, it will be the beginning of a time when they can once again feel free to proudly and publicly proclaim their pride in working for this company — a sentiment that many may have felt the need to keep to themselves in recent years.
In that regard, I take this opportunity, to publicly acknowledge the efforts of our employees and managers who have supported the company with such dedication and passion over the last few years. Your efforts in helping the company to successfully pursue its growth is an important factor in ensuring we are as well placed as possible to make this arrangement work.
Management should be able to continue to focus its attention on the on-going development of the business, satisfied that its efforts will continue to be for the long-term benefit of the company as well as all its stakeholders.
Directors of your Supervisory, Joint and Managing Boards will continue to exercise their oversight role, focussed on the strategic and business issues and opportunities that face the company, while retaining and passing-on to their successors the important commitment we have made to sufferers of asbestos related diseases through this agreement.
Shareholders, hopefully, will see an on-going increase in the value of the company, as we finally receive due recognition for the fulfilment of our commitment, publicly expressed in 2004, to take on and meet this funding obligation. While we have never wavered from this commitment throughout this period, the unfortunate combination of sometimes sensational media reporting, political point-scoring and the length of time required to secure carefully such a momentous agreement, has allowed some to conjure-up and attribute to James Hardie an air of uncertainty.
When I took on the role of Chairman in August 2004, I committed myself to two goals: firstly, to working with the Board and management of James Hardie to fulfil the commitment the company had made voluntarily to the Special Commission of Inquiry to address the funding shortfall and to ensure the company’s continuing growth. With your positive vote next week, I feel that I will have achieved that goal.
The second goal I set myself was to undertake a planned, structured Board Renewal. My commitment to this goal has been no less dedicated and — in that context — it gives me very great pleasure to be able to introduce you to the two directors we appointed to fill casual vacancies on the Board and who are standing for re-election at next week’s meeting, and to two additional candidates who are standing for election at next week’s meeting.
Brian Anderson and Don DeFossett were appointed to the Board last December. At the same time, Brian was appointed a member of the Audit Committee and Don a member of the Remuneration Committee.

Details of Brian’s and Don’s immense and valuable experience and skills are set out in the Notice of Meetings sent to you with the Explanatory Memorandum.
That Notice also carried information about Michael Hammes and Rudy Van Der Meer, the two candidates who are standing for election, as against re-election, at next week’s meeting.
If elected, Michael will join our Audit Committee, and Rudy will become a member of the Nomination & Governance Committee.
In addition to augmenting the Board with the outstanding candidates before you today, I am hopeful that we will announce a further two Directors’ appointments in the coming months.
At the time we announced Brian’s and Don’s appointments last December, James Louden advised that he will retire from the Board with effect from 31 March 2007.
I would like to record the Board’s immense appreciation of James’ very valuable contribution to James Hardie, including as Chairman of the Due Diligence Committee during the preparation of the Explanatory Memorandum, and his unwavering commitment to the company during what has been perhaps the most difficult period of its history.
I am looking forward to the successful integration of our talented array of new directors and the transitioning out at appropriate times of those dedicated and patient current directors who have already expressed their intention not to stand again for re-election. Other than James, none of these has yet planned a firm departure date.
I know that all the directors and management will not only value the experience and lessons learned during the last few years but will also long retain a sense of pride and satisfaction in what we ultimately have been able to accomplish. Added to this will be a commitment to the successful ongoing implementation of the proposal, following your vote of approval.
When I think back on the coverage generated by reports and comments on the subject of James Hardie and asbestos compensation over the last three years or so, the overriding impression is that this issue has been characterised by conflict and struggle.
I do not believe this is justified, and I hope that your approval next week will allow any talk of conflict to be replaced by an acknowledgement that there have been many instances of co-operation in developing such a complex agreement as the one we put before you.
After next Wednesday, it must be clear to all those who have a stake in this company that their best interests will continue to be served by supporting its ongoing pursuit of growth and its demonstration of compassion to those injured by its former subsidiaries.
Thank you.
END
Contact details are on the following page

Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Announcement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.